Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)

     Attached is a transcript of TD Banknorth Inc.’s conference call for analysts and shareholders held on July 21, 2005 in connection with TD Banknorth’s announcement of its results of operations for the quarter and six months ended June 30, 2005.

These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.

TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

EDITED BRIEF BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Event Date/Time: Jul. 21. 2005 / 10:30AM ET Event Duration: 47 min OVERVIEW Management reported 2Q05 operating earnings of $0.63 a share. 2Q05 effective tax rate was 35%. Q&A Focus: Deposits, loans, growth and Hudson United.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Jeff Nathanson
TD Banknorth Inc., Director, IR

William Ryan
TD Banknorth Inc., Chairman, President, & CEO

Steve Boyle
TD Banknorth Inc., EVP & CFO

Peter Verrill
TD Banknorth Inc., Senior EVP & COO

Ed Schreiber
TD Banknorth Inc., EVP, Chief Risk Officer & Regulatory Liaison

OVERVIEW

Management reported 2Q05 operating earnings of $0.63 a share. 2Q05 effective tax rate was 35%. Q&A Focus: Deposits, loans, growth and Hudson United.

FINANCIAL DATA

A.	2Q05 operating earnings = $0.63 a share.

B.	2Q05 effective tax rate = 35%.

PRESENTATION SUMMARY — 16 MIN

I. 2Q05 PERFORMANCE (W.R.)

A.	Details:

1.	BNK’s operating earnings came in at $0.63 a share, up 9% over 2Q04, and $0.63 is the consensus for the market.

a.	This is due to a very strong loan growth, very strong fee income growth, both on a QtoQ and YtoY basis.

2.	The tangible equity that was hovering around or just below 5%, showed up at the qtr. at 5.53%, a very good number for the Co.

B.	Loans:

1.	Loan growth is very strong and continues to accelerate.

2.	Commercial and consumer loan growth was 14% for 2Q05, up 14%.

a.	Excluding the acquisition of BostonFed, it was still up 10% for 2Q05 vs. 2Q04.

3.	C&I grew at 13% vs. last year, 12% excluding acquisitions.

a.	BostonFed did not have a lot of C&I loans on their books.

4.	CRE (Commercial real estate) grew at 13% for 2Q05 and 8% excluding acquisitions.

5.	Consumer loans were up 14% YTD vs. last year, and 10% excluding acquisitions.

6.	Residential loans increased by 23%, but that is all BostonFed.

a.	Without BostonFed in the acquisition, the Co. would be down 6% on the residential side.

7.	BNK has hired a lot of experienced lenders from its competition because of consolidation.

8.	The Co. is very confident that the loan growth will continue for the foreseeable future, meaning the next year or two.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

9.	BNK continues to hire additional people from the competitors.

10.	Line usage was up 1% to 43% in 2Q05.

C.	Deposits:

1.	BNK’s cost of funds are down to ‘1.24’.

a.	This has slowed its growth on the deposit side.

2.	The Co. feels that it is one of the few banks that has had their margins increased in 2Q05.

a.	BNK is up to a margin of ‘4.12’.

3.	On 3Q05, the Co. will try to ratchet up its deposit growth.

4.	Core deposits increased by 6%, almost all of that came from the acquisition.

5.	Total deposit growth has been flat.

6.	The Co.’s strategy is keep its funding costs down, coming in at ‘1.24’.

a.	BNK has done a good job on that, it will ratchet it up with some good deposit programs.

i.	Those deposit programs had started in the last couple of weeks.

ii.	There will be more programs starting.

7.	Demand deposits did increase by 12%, 6% excluding acquisitions.

a.	The Co. continued to put on a lot of checking accounts.

b.	BNK opened 70,000 new core accounts during 2Q05.

8.	Excluding the acquisition of BostonFed, Money market and NOW accounts were down 2% for 2Q05.

a.	With BostonFed, they increased by 5%.

9.	Savings accounts also were down.

10.	CDs were flat with BostonFed.

a.	They were down almost 10% without the acquisitions.

b.	The Co. doesn’t need CD business right now.

i.	BNK will start to ratchet up the deposit piece in the next qtr.

D.	Non-interest Income:

1.	Net interest income up 10% vs. 2Q04.

2.	Margin increased 46 BP vs. 2Q04 and 16 BP on a linked-qtr. to ‘4.12’.

3.	The core non-interest income increased 13% vs. 2Q04, 12% on a linked-qtr.

4.	Deposit services income was up 16% YtoY.

5.	Merchant electronic banking income was up 13%, insurance 11%, and other non-interest income was up almost $4.9m.

a.	Including mortgage banking, that has turned around and had an increase of almost $2m on the income side on 2Q05.

6.	Non-interest income piece has worked very well.

a.	It is tied around making sure that the Co. continues to open many new accounts.

E.	Non-interest Expense:

1.	Non-interest was up 16% vs. 2Q04, :

a.	Includes certain items like health insurance, acquisition costs, some marketing expenses and some stock compensation numbers.

b.	Excluding these one-time or unique things, BNK is to 0-5% range.

F.	Asset quality:

1.	BNK provisioned for its charge-offs of $3.6m.

2.	Non-performing assets were up by $6m from 1Q05, but the total loans are up.

a.	Non-performing assets represent 24 BP of assets.

3.	The coverage of non-performing loans continues at a very high rate of 331%.

G.	Taxes:

1.	Taxes came in at 35% as the effective tax rate.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

H.	Capital Structure:

1.	The tangible equity and assets increased by 61 BP during 2Q05, getting the Co. up to ‘5.53’.

2.	Tangible book value increased by $0.82 to $8.45.

a.	1Q leverage improved to ‘6.64’.

3.	BNK is pleased with the improvement of the capital ratios.

II. PURCHASE ACCOUNTING (S.B.)

A.	Effect of Purchase Accounting on 2Q05:

1.	Purchase accounting has basically settled out.

2.	BNK has a full qtr.

3.	The Co. has seen some minor differences on the line items.

a.	All the changes were really in geography.

4.	There is a lot of distortion in some of the ratios, so earnings before intangible amortization basis has to be considered.

III. OTHER ISSUES (W.R.)

A.	Details:

1.	BNK has strong loan growth, fee income has been good, expenses are generally in line except the periodic acquisition costs related to some of the things that it does.

2.	The Co. has purposely tried to bring down its deposit costs.

a.	The Co. will be more aggressive in ratcheting that up a bit.

b.	The Co. believes that its deposits will start to increase in the next two quarters.

B.	Hudson United:

1.	A number of the Co.’s senior managers were in New Jersey last night.

a.	They met with all the officers of Hudson United.

2.	The Co. is very comfortable having now spent more time with people at Hudson United.

3.	BNK feels that working with Hudson United could accelerate their growth over the next couple of years.

4.	BNK believes that it has the skill sets to work with Hudson United.

IV. CLOSING COMMENTS (P.V.)

A.	Details:

1.	The improvement in the margin to ‘4.12’ really was the result of the deleveraging that the Co. has done.

2.	The Co.’s securities available for sale of about $4.1b at the end of June was down significantly from $7.7b year ago and $6.7b at year end.

a.	This was a strategy that was well thought out at the time, in 4Q05 and 1Q05, and has helped it tremendously.

3.	The Co. believes that it’s real difficult having to change to fair value accounting, as it did.

a.	It makes very difficult to try to compare the Co.’s performance period-over-period.

b.	But, BNK feels that if it focuses on the cash operating EPS and the cash operating earnings that will give the Co. a good vehicle by which to do that.

c.	$0.63 with the 9% increase over the same period last year is the important thing to focus in on.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

QUESTION AND ANSWER SUMMARY : 31 MIN

Question 1:
Can you give us what the margin impact was from the deleveraging in 2Q05? (Heather Wolf — Merrill Lynch)

Answer:
(Steve Boyle) I think that the total impact of the deleveraging was about 16 BP, and I am not sure of QoverQ. But I think it’s probably most of that.

Question 2:
Are you still comfortable with the $100.9m in amortization expense that you gave us as a guide when you reported earnings in 1Q05? (Heather Wolf — Merrill Lynch)

Answer:
(Steve Boyle) There is actually a schedule at the end of the press release package. And also, something that is just kind of a real technical point, but we did look at the tax rate that we put that up on the balance sheet at, and I think we had talked about like 35.4% rate last call. That’s at 37% now, so those numbers will amortize off at 37% tax rate, if you want to make the adjustment from GAAP to cash.

Question 3:
Can you address the increase in the commercial real estate nonperforming loans? (Heather Wolf - Merrill Lynch)

Answer:
(Steve Boyle) We have got Ed Schreiber here. He probably could address it better than myself.

Answer:
(Ed Schreiber) There is a slight increase there, and it’s just really just a couple of loans now located in Mass and Connecticut. But nothing there material, they are well secured, and we don’t see any issues coming out of those. As John Fridlington and I previously commented on, we typically move up and down, but there are no trends there.

Question 4:
Was the Massachusetts one in Boston? (Heather Wolf — Merrill Lynch)

Answer:
(Ed Schreiber) No.

Answer:
(William Ryan) We don’t have a lot in Boston, to be honest. We are more on the outskirts of Boston, and there is just not a lot that we have in the Boston area, although we do have some things in Boston. But generally, if you see an overdue loan from us, it’s probably going to be in Worcester or it’s going to be in Springfield or maybe on the North Shore of Boston. That would be more where the concentrations of our loans generally are.

Answer:
(Ed Schreiber) That would be right, Bill.

Question 5:

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

Can you give us a little bit more description on what happened in the noninterest bearing deposits? Is that all from new checking accounts, or are you getting increased balances in your existing checking accounts? (Heather Wolf — Merrill Lynch)

Answer:
(William Ryan) We are not getting increased balances in our checking accounts. In fact, it’s the other way. Our avg. balances in the checking accounts are probably going down slightly. I am not surprised at that. The stock market in America is very strong. I think people have been parking money in their checking account balances, and when they felt comfortable with the market they would put monies back in the market. So, I think that’s the trend we are seeing on the checking accounts. For us, the balances that are coming are coming with the new checking accounts, and those are the ones that are coming on board with the decent balances, while our existing checking accounts are holding pretty much. But, if anything, those balances on an avg. basis are probably going down $100 or $200 QtoQ, as we look at them. Again, that’s a trend I think you may continue to see. The market has been strong, and I have always thought that people were parking money in their checking account or NOW accounts and just waiting for some confidence and then putting it back in the market. And certainly, you are starting to see some of that occur here in America.

Answer:
(Peter Verrill) Some of that is on the commercial DDA side. And what we are seeing a little bit are companies utilizing their cash balances to fund growth as opposed to lending. So it has helped to reduce the avg. balance as well on the commercial side.

Answer:
(William Ryan) Smart small-business people don’t come to the bank and loan money just yet, if they have decent balances in their accounts. So they are using some of those commercial business DDA balances to fund any growth that they are having. I don’t think that will last too long. I think that will be a trend that will probably turn and that will turn probably in the fall. This seems to be a time, the summertime, where they get a lot of cash in their companies. They are selling things in the summertime, in tourist-related businesses. So they are kind of cash-heavy right now, and they are using that cash to fund the loan growth. Once the fall starts, there’s a good chance the loan balances will increase a little bit and the deposit balances will stabilize at that point. And that has historically been the trend, we’ll see if that happens. On the retail side, I still think we will see a potential decreasing, not a lot, but slightly of those balances as people continue to get into the market if the market holds.

Question 6:
With regard to deposit gathering, you suggested that you’re planning on getting more competitive from a pricing perspective to kind of get some of the growth going. To what degree do you think you are going to have to ratchet up pricing? And then it seems like it’s not a regional phenomenon but an industry-wide phenomenon and then deposit gathering is becoming a lot more challenging, presumably because there are those out there that are willing to pay absurd rates, in some instances? (James Ackor — RBC Capital Markets)

Answer:
(William Ryan) Yes. We won’t pay an absurd rate. I think what we will do is we will stay away from the CD products, to a great degree. And maybe we will have a nine-month CD that will have a 25 BP or 50 BP rate higher than today. What we will probably really concentrate on is the money market account rates, and that is where we think we have more potential. So we will ratchet those rates up by probably 25 BP or 50 BP over the next couple of months and do it on that basis. So I think it will probably cost us — but I think it will cost us potentially, maybe 5 BP or 10 BP on the margin if we do this right and get in a lot of customers. But it obviously will help our profitability as we go for forth in the fee income piece because you can see where that customer service fees ratchet right up as soon as we open up a lot of accounts. So we’re going to concentrate on the money market accounts, the checking

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

account, probably have a high-rate checking product that will offer 2.5% or 3% for a limited time, that kind of things, stay away from the CDs and probably do something on the money market account side.

Answer:
(Peter Verrill) Without giving away our marketing strategies, this won’t necessarily be a franchise-wide movement. It will be targeted to certain markets.

Question 7:
What sort of growth do you think, in terms of looking at various products, can you realistically target? (James Ackor — RBC Capital Markets)

Answer:
(William Ryan) I’ve always thought that deposit growth of 4-5% was a pretty good number for us. We have had, really, zero deposit growth this qtr. if you look at all of the numbers. So, I would like to think, in 3Q05 and 4Q05, we can get back to the 4% or 5% deposit growth numbers. I don’t think we will get there in 3Q05, because we are already in 3Q05, and we haven’t instituted many of those programs yet. But I think you’ll see some deposit growth in 3Q05 and see even stronger deposit growth in 4Q05. But I don’t see us growing the deposits by more than 4% or 5% overall. Now, that may grow at 10% in Mass and Connecticut — particularly Connecticut, where we are probably really focused on this a bit more than the other states. But when you look at the overall Co., it is still probably within that 3-5% growth number.

Question 8:
It was great to see a nice increase in tangible book value or tangible equity and assets, whichever one you look at. Was there a big swing in the accumulated other comprehensive income, or where did that come from? (Ryan Kelley — Friedman, Billings & Ramsey)

Answer:
(Steve Boyle) About half of the increase came from the change in the unrealized, and I think the other half just came from normal growth in the income. We had an increase — I guess at period end, we had a $30m positive after-tax unrealized gain compared to last qtr. we had a $27m negative.

Question 9:
With a higher tangible equity-to-asset ratio, what are your thoughts going forward for any sort of future buybacks? (Ryan Kelley — Friedman, Billings & Ramsey)

Answer:
(William Ryan) I think we haven’t sat down and talked about that yet, but we will very quickly. And certainly, we think it is consistent with our strategy where, if we think there is some excess capital there, we will either use it to do acquisitions or buy back stock. And I have already told you that we’re not going to do any more acquisitions this year. So we will sit down and look at this in the next week or two. But where, before, I thought we had absolutely no potential to buy back shares this year, now with this number there may be some potential. Again, we haven’t decided to do it. We will have to look at it, but again, consistent with our strategy, when we have some excess capital, we may look at that. And we will be able to make that decision probably within the next month.

Answer:
(Peter Verrill) One of the things that we’re looking at currently is the ability under current regulations — both Regulation M and 10b-18 — which might prevent us from being able to do share buybacks in the near future. So

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

we will analyze that over the next couple of weeks and probably talk more about it at the Analysts’ Meeting next week.

Answer:
(William Ryan) We could come to a conclusion on the management side that maybe it sounds like a good idea, but with the blackout periods that are going to be there with the Hudson United acquisition, that may take us out of the picture for some period of time. And certainly, we want to follow the law and do the things the right way. So our decision of having excess capital is one part of the decision. The other decision will be talking to our lawyers and getting their recommendation on what we can and can’t do because of the acquisition of Hudson United. And again, Peter said probably next week at the Analysts’ Meeting we may have more information by then.

Question 10:
Getting back to the margin, do you have any forward expectations for the rest of this year? I guess we are sort of looking at potentially at 5 BP, maybe decrease in margin per qtr. from the deposits, from ramping up the deposits. Is that a fair (Indiscernible)? (Ryan Kelley — Friedman, Billings & Ramsey)

Answer:
(William Ryan) I think that’s a fair statement. We don’t know for sure, because we don’t know how successful or unsuccessful we are going to be on the deposit side. But I would like to think that we can hold that 4%. And if we got lucky and things went right, maybe it stays at ‘4.12.’ But if I’m honest with myself, I think if the deposit programs are successful and are aggressive, there’s a good chance that margin comes down by 5 BP or 6 BP each qtr. And I will be happy with that because that means we are getting the deposit growth that will build for the future on the fee income side. So I think your assessment is probably very correct. Speculating today, it’s probably 5 BP a qtr. And if we ended the year with 4% or 5% deposit growth and a 4% margin, I feel like we have done a good job.

Question 11:
You mentioned that you are continuing to hire lenders from competing banks. I just wondered if you could give us a sense of — let’s say over the last two years or so, how many of these folks have you hired? And a while back, you were tracking the deposit and loan growth that you were picking up following the Fleet acquisition. Could give us any more color on kind of where that is today? (Tony Davis — Ryan, Beck & Company)

Answer:
(Jeff Nathanson) In terms of the initiative that we had put together, at the time it was viewed as an 18-month initiative. Through the end of June, we have attracted a little over $440m of new outstandings on the loan side as part of that initiative, all of which contributed to our loan growth, both last year and this year. On the deposit side, it was approx. $400m of new deposits associated and on the fee income side, approx. a little over $4m of new fee income associated with that initiative. So all of which contributed to our earnings growth last year and this year.

Answer:
(William Ryan) I have to tell you, Bank of America has really done a very good job so far in its conversion process. They have done a great job with the Fortune 500 customers. They have done a good job on the retail side with very strong advertising that I am envious of. They have really done a good job on that standpoint. They have not, we don’t think, addressed to the same degree the middle-market commercial customers, and that seems to be our niche. Even with doing a good job, as we have always said, a 5% fallout, which is a tremendous good job for them, is still a lot of billions of dollars of deposits. But I have to give them — I was there giving them a hard time last year. And in all fairness, I have to tell you a year later, I think they have done a better job than I would have expected them to be able to do so far. But with that said, there’s still a lot of deposits out there and people too at the same time looking to be in a different spot.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

Question 12:
If you have a number of loan officers added, and then also, just sort of a final point here is on a rate-of-change basis, are things plateauing now, I guess, in terms of unit pick-up? (Tony Davis - Ryan, Beck & Company)

Answer:
(William Ryan) I think things are plateauing in terms of our stealing customers from the Bank of America/Fleet transaction. So I had hoped, to be honest, for probably a bigger number than we have had. The numbers are fairly substantial, though, so I’m not feeling badly. But I think it is plateauing and it will be interesting to see in the next qtr. or two if I am right on that. But our growth rate coming from them seems to be slowing a bit. We have hired in Massachusetts and Connecticut between 20 and 25 lenders in probably the last 15 months. In almost every case, these are very seasoned lenders that have — I’m estimating now — probably 10-15 years of experience lending monies. They have generally come from Fleet, Sovereign, Citizens, Webster, probably in that order. In terms of the number of people, that would be where they have come from. And it’s almost exclusively in Massachusetts and Connecticut. I can only think of one lender — two lenders in New Hampshire, one lender in Maine, and I can’t think of any in Vermont that we have hired. So the bulk of them have come in those markets that we are trying to concentrate on in Mass and Connecticut. We have opened a new loan production office south of Boston, in Braintree. It is totally staffed by people we have acquired from other banks. We opened up a new branch down in New London and that was totally staffed by lenders that we have acquired from other banks. We have acquired a couple of lenders too from People’s Bank in Connecticut, and we had some success there. I think we will continue to have success in hiring lenders in the next year or so, and we do have a lot of resumes on my desk. And in fact, we could have hired many more, but they weren’t great fits and in that they were good people, but they would come in and really — they weren’t in the markets we wanted to be in and so forth etc. So I still have a number of resumes that we are looking at and so I still think we will continue to hire people for the rest of this year.

Question 13:
Have you lost any lenders? So, where have they been? Who has been aggressive in trying to (Indiscernible)? (Jared Shaw — KBW)

Answer:
(William Ryan) We lost a fairly senior lender in Vermont to Citizens Bank, and he came back with us two weeks later. So, we lost him for two weeks, and he read the fine print of the deal and he felt like he wasn’t being told properly, so he is back working for us. We have not lost any lenders to any of our competitors that I can think of in quite a while. We have lost a couple of branch managers, not to our competitors but to smaller savings banks. So, what we have found is we are the training ground for branch managers, and so we have lost a couple of branch managers in Massachusetts to some competing savings banks. I think that is going to continue to happen, but I can’t think of a lender that has left us except the fellow in Vermont. And he’s back, two weeks later.

Question 14:
On the expense side, you had mentioned that there were a few — it sounded like there were nonrecurring expenses associated with the healthcare funding and things like that. Are those nonrecurring or is it just that those were one-time ramp-up, and now we will see growth off of this level in the 0-5% range? (Jared Shaw — KBW)

Answer:
(Steve Boyle) I think there’s probably, on an NR base right now, maybe $1.5m of expenses in 2Q05 that are higher due to timing. The rest of it, I would say, is an increase in our expense base that you would expect to see on a going-forward basis.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

Question 15:
So stripping out the nonrecurring mergers’ cost and the intangible amortization, this is probably a good base to look at? (Jared Shaw — KBW)

Answer:
(Steve Boyle) Maybe it’s $1.5m.

Question 16:
From this point forward, it’s the 0-5% growth on a YoverY basis? (Jared Shaw — KBW)

Answer:
(Steve Boyle) Right, until we add in Hudson United.

Answer:
(William Ryan) That’s exactly the way we are viewing it. Hudson United will come in early next year. So again, you’ll have a qtr. with those acquisition charges in it, but the 0-5% is still what we are shooting for.

Question 17:
If you could just speak just a little bit on the income you got from the derivatives portfolio? Just a little background on that? (Jared Shaw — KBW)

Answer:
(Steve Boyle) If you remember from the last call, what happened was that we had some derivatives on our balance sheet, obviously, they are hedges. They are all intended to be hedges. When we were required to do purchase accounting, part of the FAS 133 rules would require you to re-designate those hedges as of the acquisition date. Since we did not realize that we had to do purchase accounting until after the acquisition date, they were deemed to be speculative. We had a small loss — I think like $6m in 1Q05 related to that. We were able to re-designate when we finally heard back from the SEC in the 2Q05. At the date that we re-designated, we actually had a $14m gain. So, we consider both of those items in both quarters to be non-core. Everything is now being accounted for as hedges, and we shouldn’t see that volatility on a going-forward basis.

Question 18:
In your prepared comments, you were talking about fee growth, fee income growth driven by accounting growth. I think the number you threw out was 70,000 new accounts —. (Jack Micenko — SFG)

Answer:
(William Ryan) That’s right, yes.

Question 19:
Was that on a YtoY basis, or was that for the qtr.? (Jack Micenko — SFG)

Answer:
(William Ryan) That’s just for the qtr.

Question 20:
Is that a net number or —? (Jack Micenko — SFG)

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Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

Answer:
(William Ryan) No, that’s a gross number. I don’t have the net number because the net number is always a month behind, but I could tell you our closed accounts are still running below the national averages, although the closed accounts were a little bit higher in 2Q05 than they were in 1Q05. The closed accounts run at a percentage roughly of 14% or 15%, where the avg. for the banking industry is 18-20%.

Question 21:
Is that all consumer, or is that part commercial, as well? (Jack Micenko — SFG)

Answer:
(William Ryan) It’s part commercial, too. These would be core accounts, so we would count core accounts as being commercial and consumer. But the bulk of the numbers would be consumer accounts, the commercial accounts are probably in the low thousands, where the retail accounts are in the multi-thousands of accounts. So the bulk of it would be free checking accounts done every day out of the branches because of promotions or advertising or incentives. We were advertising these past few months a free cooler with a radio in it if you opened an account at the bank. I had never seen this before, a cooler with a built-in radio into the cooler — kind of a neat thing. It seemed to go over fairly well with the customers as we came into the summer season. So, I think a lot of it came from marketing incentives on the retail side. If you look at the — I don’t have the exact number, if you look at the 70,000 new core accounts, I would think certainly, 50,000-55,000 of those would be retail customers.

Question 22:
Any geographic strength that you picked up from —? (Jack Micenko — SFG)

Answer:
(William Ryan) Yes, it is always — for the last couple of quarters, probably for the last year, a bulk of the new account openings continue to come from Massachusetts and Connecticut, simply because we have a smaller market share in those states and there’s just so many more people to choose from. Those are the states where the conversion from Fleet to Bank of America is obviously the largest. So those combination of events are really driving those states, and I think it will continue in Massachusetts and Connecticut over the next year.

Question 23:
I was just interested to know, given that last night Washington Mutual said they are going to scale back on their branch openings because there is a lot of competition for good locations. I am kind of seeing this translating into maybe there is a lower return on expanding in some of these hotter areas for retail branches. Have you seen anything like that, or are you looking forward at maybe that affecting your expansion strategy in New York? (Thomas McGovern — Lehman Brothers)

Answer:
(William Ryan) I’ve always thought that the companies that were — and I know I’ve said this a couple of times — that rating 200 and 300 branches, I just couldn’t find those locations. So, even though Washington Mutual is scaling back, I think their plans in Greater New York were to add 250 branches. So scaling back from 250 to 100 is still a major growth on the branch side. We will open 5-10 branches a year, and that’s our strategy. I agree with you, the Washington Mutual message that says we can’t find good locations — we’ve seen that for years. If you think about banks there, the banks have been on all the good corners for the last few years. So, any branch expansion that’s substantial is going to force you to have secondary locations. So, we’ve understood that, and we bought into it probably a little bit sooner that Washington Mutual. So we’ll do 5 or 10 branches a year because we can find — we get lucky once in a while and find a good spot. But we are not going to in any way meet the commitments that you hear from WaMu and other players. They are so big that I think they feel like they have to do things in that

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

200-300 range. But again, I think they are right to say that finding 250 locations in metropolitan New York that are good spots are crazy. So, yes, I don’t think it changes our strategy, and we are not going to let adding branches be a burden on the expense side. If you do 5-10 branches a year, that will not be a burden for us going forward.

Question 24:
Do you have a number as far as what the net interest margin was in June? Do you track that? (Chris — Chouinard -Morgan Stanley)

Answer:
(Steve Boyle) We do. I don’t know if we always give that out. I think we also had some purchase accounting catch-up type numbers, but it’s probably not meaningful. There wasn’t — I’d say, on a core basis there’s not a real trend within the qtr.

Answer:
(William Ryan) If June was the highest of the qtr., is it going higher? If it’s the lowest in the qtr., is it going lower? I think what we have seen throughout the qtr. is we got to the 4% right after 1Q05 and it has kind of stayed there in a consistent way. So the key now is, if we’re going to be aggressive on the deposit side, is it going to be more than 5 BP in a qtr. or less? I don’t know, to be honest, I think part of it will depend on how successful these programs are.

Question 25:
On the loan side, the balance — on an avg.-balance basis, the balances of residential mortgages were off a little bit, but they are still fairly elevated due to BostonFed. Should we expect you to be sort of running those down? (Chris Chouinard — Morgan Stanley)

Answer:
(Steve Boyle) I think those will just go down with normal prepayments. We are not adding a lot to the — basically, we’re holding the ARM production, and we are selling the fixed-rate production, which is, I think, probably about ‘50/50’ right now. So I would expect to see a modest runoff over time.

Answer:
(William Ryan) I don’t see that changing. I think Steve is right on, that every qtr., the mortgage balances should continue to go down, not a lot but they’ll continue to go down because it’s just not a business we want to keep those loans right now. Maybe at some point we will, but it certainly isn’t in this interest rate environment of our interest.

Question 26:
You talked about, directionally, mortgage banking being up this qtr. Could you give us the actual numbers for maybe this qtr. and last qtr. for mortgage banking fees, as well as for call revenue? (Chris Chouinard — Morgan Stanley)

Answer:
(Peter Verrill) The mortgage banking income this qtr. was about $2m. And I don’t have the numbers right in front of me, but typically the numbers over the last several quarters have been running somewhere under $1m. As you know, mortgage banking is not a significant line of business for us. And this qtr., we just seemed to have a party good qtr., so I don’t —.

Answer:
(Steve Boyle) I’ve got them here. It is $2.3m in 2Q05, $1.3m in 1Q05 and $300,000 for 2Q04.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call

Question 27:
And on the call revenue side? (Chris Chouinard — Morgan Stanley)

Answer:
(Peter Verrill) That was about a little over $1m this qtr., about $1.3m I think.

Answer:
(Steve Boyle) Yes. It was $1m this qtr., $3m last qtr. and $2.3m in 2Q04.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

CORPORATE PARTICIPANTS

Jeff Nathanson
TD Banknorth Inc. — Director, IR

William Ryan
TD Banknorth Inc. — Chairman, President, & CEO

Steve Boyle
TD Banknorth Inc. — EVP & CFO

Peter Verrill
TD Banknorth Inc. — Senior EVP & COO

Ed Schreiber
TD Banknorth Inc. — EVP, Chief Risk Officer & Regulatory Liaison

OVERVIEW

Management reported 2Q05 operating earnings of $0.63 a share. 2Q05 effective tax rate was 35%. Q&A Focus: Deposits, loans, growth and Hudson United.

FINANCIAL DATA

1.	2Q05 operating earnings = $0.63 a share.

2.	2Q05 effective tax rate = 35%.

PRESENTATION SUMMARY: 16 MIN

I. 2Q05 PERFORMANCE (W.R.)

A.	Details:

1.	BNK’s operating earnings came in at $0.63 a share, up 9% over 2Q04, and $0.63 is the consensus for the market.

a.	This is due to a very strong loan growth, very strong fee income growth, both on a QtoQ and YtoY basis.

2.	The tangible equity that was hovering around or just below 5%, showed up at the qtr. at 5.53%, a very good number for the Co.

B.	Loans

1.	Loan growth is very strong and continues to accelerate.

2.	Commercial and consumer loan growth was 14% for 2Q05, up 14%.

a.	Excluding the acquisition of BostonFed, it was still up 10% for 2Q05 vs. 2Q04.

3.	C&I grew at 13% vs. last year, 12% excluding acquisitions.

a.	BostonFed did not have a lot of C&I loans on their books.

4.	CRE (Commercial real estate) grew at 13% for 2Q05 and 8% excluding acquisitions.

5.	Consumer loans were up 14% YTD vs. last year, and 10% excluding acquisitions.

6.	Residential loans increased by 23%, but that is all BostonFed.

a.	Without BostonFed in the acquisition, the Co. would be down 6% on the residential side.

7.	BNK has hired a lot of experienced lenders from its competition because of consolidation.

8.	The Co. is very confident that the loan growth will continue for the foreseeable future, meaning the next year or two.

9.	BNK continues to hire additional people from the competitors.

10.	Line usage was up 1% to 43% in 2Q05.

C.	Deposits:

1.	BNK’s cost of funds are down to ‘1.24’.

a.	This has slowed its growth on the deposit side.

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Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

2.	The Co. feels that it is one of the few banks that has had their margins increased in 2Q05.

a.	BNK is up to a margin of ‘4.12’.

3.	On 3Q05, the Co. will try to ratchet up its deposit growth.

4.	Core deposits increased by 6%, almost all of that came from the acquisition.

5.	Total deposit growth has been flat.

6.	The Co.’s strategy is keep its funding costs down, coming in at ‘1.24’.

a.	BNK has done a good job on that, it will ratchet it up with some good deposit programs.

i.	Those deposit programs had started in the last couple of weeks.

ii.	There will be more programs starting.

7.	Demand deposits did increase by 12%, 6% excluding acquisitions.

a.	The Co. continued to put on a lot of checking accounts.

b.	BNK opened 70,000 new core accounts during 2Q05.

8.	Excluding the acquisition of BostonFed, Money market and NOW accounts were down 2% for 2Q05.

a.	With BostonFed, they increased by 5%.

9.	Savings accounts also were down.

10.	CDs were flat with BostonFed.

a.	They were down almost 10% without the acquisitions.

b.	The Co. doesn’t need CD business right now.

i.	BNK will start to ratchet up the deposit piece in the next qtr.

D.	Non-interest Income:

1.	Net interest income up 10% vs. 2Q04.

2.	Margin increased 46 BP vs. 2Q04 and 16 BP on a linked-qtr. to ‘4.12’.

3.	The core non-interest income increased 13% vs. 2Q04, 12% on a linked-qtr.

4.	Deposit services income was up 16% YtoY.

5.	Merchant electronic banking income was up 13%, insurance 11%, and other non-interest income was up almost $4.9m.

a.	Including mortgage banking, that has turned around and had an increase of almost $2m on the income side on 2Q05.

6.	Non-interest income piece has worked very well.

a.	It is tied around making sure that the Co. continues to open many new accounts.

E.	Non-interest Expense:

1.	Non-interest was up 16% vs. 2Q04, :

a.	Includes certain items like health insurance, acquisition costs, some marketing expenses and some stock compensation numbers.

b.	Excluding these one-time or unique things, BNK is to 0-5% range.

F.	Asset quality:

1.	BNK provisioned for its charge-offs of $3.6m.

2.	Non-performing assets were up by $6m from 1Q05, but the total loans are up.

a.	Non-performing assets represent 24 BP of assets.

3.	The coverage of non-performing loans continues at a very high rate of 331%.

G.	Taxes:

1.	Taxes came in at 35% as the effective tax rate.

H.	Capital Structure:

1.	The tangible equity and assets increased by 61 BP during 2Q05, getting the Co. up to ‘5.53’.

2.	Tangible book value increased by $0.82 to $8.45.

a.	1Q leverage improved to ‘6.64’.

3.	BNK is pleased with the improvement of the capital ratios.

II. PURCHASE ACCOUNTING (S.B.)

A.	Effect of Purchase Accounting on 2Q05:

1.	Purchase accounting has basically settled out.

2.	BNK has a full qtr.

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Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

3.	The Co. has seen some minor differences on the line items.

a.	All the changes were really in geography.

4.	There is a lot of distortion in some of the ratios, so earnings before intangible amortization basis has to be considered.

III. OTHER ISSUES (W.R.)

A.	Details:

1.	BNK has strong loan growth, fee income has been good, expenses are generally in line except the periodic acquisition costs related to some of the things that it does.

2.	The Co. has purposely tried to bring down its deposit costs.

a.	The Co. will be more aggressive in ratcheting that up a bit.

b.	The Co. believes that its deposits will start to increase in the next two quarters.

B.	Hudson United:

1.	A number of the Co.’s senior managers were in New Jersey last night.

a.	They met with all the officers of Hudson United.

2.	The Co. is very comfortable having now spent more time with people at Hudson United.

3.	BNK feels that working with Hudson United could accelerate their growth over the next couple of years.

4.	BNK believes that it has the skill sets to work with Hudson United.

IV. CLOSING COMMENTS (P.V.)

A.	Details:

1.	The improvement in the margin to ‘4.12’ really was the result of the deleveraging that the Co. has done.

2.	The Co.’s securities available for sale of about $4.1b at the end of June was down significantly from $7.7b year ago and $6.7b at year end.

a.	This was a strategy that was well thought out at the time, in 4Q05 and 1Q05, and has helped it tremendously.

3.	The Co. believes that it’s real difficult having to change to fair value accounting, as it did.

a.	It makes very difficult to try to compare the Co.’s performance period-over-period.

b.	But, BNK feels that if it focuses on the cash operating EPS and the cash operating earnings that will give the Co. a good vehicle by which to do that.

c.	$0.63 with the 9% increase over the same period last year is the important thing to focus in on.

QUESTION AND ANSWER SUMMARY:

31 MIN

Question 1:
Can you give us what the margin impact was from the deleveraging in 2Q05? (Heather Wolf — Merrill Lynch)

Answer:
(Steve Boyle) I think that the total impact of the deleveraging was about 16 BP, and I am not sure of QoverQ. But I think it’s probably most of that.

Question 2:
 Are you still comfortable with the $100.9m in amortization expense that you gave us as a guide when you reported earnings in 1Q05? (Heather Wolf — Merrill Lynch)

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Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

Answer:
(Steve Boyle) There is actually a schedule at the end of the press release package. And also, something that is just kind of a real technical point, but we did look at the tax rate that we put that up on the balance sheet at, and I think we had talked about like 35.4% rate last call. That’s at 37% now, so those numbers will amortize off at 37% tax rate, if you want to make the adjustment from GAAP to cash.

Question 3:
Can you address the increase in the commercial real estate nonperforming loans? (Heather Wolf - Merrill Lynch)

Answer:
(Steve Boyle) We have got Ed Schreiber here. He probably could address it better than myself.

Answer:
(Ed Schreiber) There is a slight increase there, and it’s just really just a couple of loans now located in Mass and Connecticut. But nothing there material, they are well secured, and we don’t see any issues coming out of those. As John Fridlington and I previously commented on, we typically move up and down, but there are no trends there.

Question 4:
Was the Massachusetts one in Boston? (Heather Wolf — Merrill Lynch)

Answer:
(Ed Schreiber) No.

Answer:
(William Ryan) We don’t have a lot in Boston, to be honest. We are more on the outskirts of Boston, and there is just not a lot that we have in the Boston area, although we do have some things in Boston. But generally, if you see an overdue loan from us, it’s probably going to be in Worcester or it’s going to be in Springfield or maybe on the North Shore of Boston. That would be more where the concentrations of our loans generally are.

Answer:
(Ed Schreiber) That would be right, Bill.

Question 5:
Can you give us a little bit more description on what happened in the noninterest bearing deposits? Is that all from new checking accounts, or are you getting increased balances in your existing checking accounts? (Heather Wolf — Merrill Lynch)

Answer:
(William Ryan) We are not getting increased balances in our checking accounts. In fact, it’s the other way. Our avg. balances in the checking accounts are probably going down slightly. I am not surprised at that. The stock market in America is very strong. I think people have been parking money in their checking account balances, and when they felt comfortable with the market they would put monies back in the market. So, I think that’s the trend we are seeing on the checking accounts. For us, the balances that are coming are coming with the new checking accounts, and those are the ones that are coming on board with the decent balances, while our existing checking accounts are holding pretty much. But, if anything, those balances on an avg. basis are probably going down $100 or $200 QtoQ, as we look at them. Again, that’s a trend I think you may continue to see. The market has been strong, and I have always thought

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Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

that people were parking money in their checking account or NOW accounts and just waiting for some confidence and then putting it back in the market. And certainly, you are starting to see some of that occur here in America.

Answer:
(Peter Verrill) Some of that is on the commercial DDA side. And what we are seeing a little bit are companies utilizing their cash balances to fund growth as opposed to lending. So it has helped to reduce the avg. balance as well on the commercial side.

Answer:
(William Ryan) Smart small-business people don’t come to the bank and loan money just yet, if they have decent balances in their accounts. So they are using some of those commercial business DDA balances to fund any growth that they are having. I don’t think that will last too long. I think that will be a trend that will probably turn and that will turn probably in the fall. This seems to be a time, the summertime, where they get a lot of cash in their companies. They are selling things in the summertime, in tourist-related businesses. So they are kind of cash-heavy right now, and they are using that cash to fund the loan growth. Once the fall starts, there’s a good chance the loan balances will increase a little bit and the deposit balances will stabilize at that point. And that has historically been the trend, we’ll see if that happens. On the retail side, I still think we will see a potential decreasing, not a lot, but slightly of those balances as people continue to get into the market if the market holds.

Question 6:
With regard to deposit gathering, you suggested that you’re planning on getting more competitive from a pricing perspective to kind of get some of the growth going. To what degree do you think you are going to have to ratchet up pricing? And then it seems like it’s not a regional phenomenon but an industry-wide phenomenon and then deposit gathering is becoming a lot more challenging, presumably because there are those out there that are willing to pay absurd rates, in some instances? (James Ackor — RBC Capital Markets)

Answer:
(William Ryan) Yes. We won’t pay an absurd rate. I think what we will do is we will stay away from the CD products, to a great degree. And maybe we will have a nine-month CD that will have a 25 BP or 50 BP rate higher than today. What we will probably really concentrate on is the money market account rates, and that is where we think we have more potential. So we will ratchet those rates up by probably 25 BP or 50 BP over the next couple of months and do it on that basis. So I think it will probably cost us — but I think it will cost us potentially, maybe 5 BP or 10 BP on the margin if we do this right and get in a lot of customers. But it obviously will help our profitability as we go for forth in the fee income piece because you can see where that customer service fees ratchet right up as soon as we open up a lot of accounts. So we’re going to concentrate on the money market accounts, the checking account, probably have a high-rate checking product that will offer 2.5% or 3% for a limited time, that kind of things, stay away from the CDs and probably do something on the money market account side.

Answer:
(Peter Verrill) Without giving away our marketing strategies, this won’t necessarily be a franchise-wide movement. It will be targeted to certain markets.

Question 7:
What sort of growth do you think, in terms of looking at various products, can you realistically target? (James Ackor — RBC Capital Markets)

Answer:

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Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

(William Ryan) I’ve always thought that deposit growth of 4-5% was a pretty good number for us. We have had, really, zero deposit growth this qtr. if you look at all of the numbers. So, I would like to think, in 3Q05 and 4Q05, we can get back to the 4% or 5% deposit growth numbers. I don’t think we will get there in 3Q05, because we are already in 3Q05, and we haven’t instituted many of those programs yet. But I think you’ll see some deposit growth in 3Q05 and see even stronger deposit growth in 4Q05. But I don’t see us growing the deposits by more than 4% or 5% overall. Now, that may grow at 10% in Mass and Connecticut — particularly Connecticut, where we are probably really focused on this a bit more than the other states. But when you look at the overall Co., it is still probably within that 3-5% growth number.

Question 8:
It was great to see a nice increase in tangible book value or tangible equity and assets, whichever one you look at. Was there a big swing in the accumulated other comprehensive income, or where did that come from? (Ryan Kelley — Friedman, Billings & Ramsey)

Answer:
(Steve Boyle) About half of the increase came from the change in the unrealized, and I think the other half just came from normal growth in the income. We had an increase — I guess at period end, we had a $30m positive after-tax unrealized gain compared to last qtr. we had a $27m negative.

Question 9:
With a higher tangible equity-to-asset ratio, what are your thoughts going forward for any sort of future buybacks? (Ryan Kelley — Friedman, Billings & Ramsey)

Answer:
(William Ryan) I think we haven’t sat down and talked about that yet, but we will very quickly. And certainly, we think it is consistent with our strategy where, if we think there is some excess capital there, we will either use it to do acquisitions or buy back stock. And I have already told you that we’re not going to do any more acquisitions this year. So we will sit down and look at this in the next week or two. But where, before, I thought we had absolutely no potential to buy back shares this year, now with this number there may be some potential. Again, we haven’t decided to do it. We will have to look at it, but again, consistent with our strategy, when we have some excess capital, we may look at that. And we will be able to make that decision probably within the next month.

Answer:
(Peter Verrill) One of the things that we’re looking at currently is the ability under current regulations — both Regulation M and 10b-18 — which might prevent us from being able to do share buybacks in the near future. So we will analyze that over the next couple of weeks and probably talk more about it at the Analysts’ Meeting next week.

Answer:
(William Ryan) We could come to a conclusion on the management side that maybe it sounds like a good idea, but with the blackout periods that are going to be there with the Hudson United acquisition, that may take us out of the picture for some period of time. And certainly, we want to follow the law and do the things the right way. So our decision of having excess capital is one part of the decision. The other decision will be talking to our lawyers and getting their recommendation on what we can and can’t do because of the acquisition of Hudson United. And again, Peter said probably next week at the Analysts’ Meeting we may have more information by then.

Question 10:

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

Getting back to the margin, do you have any forward expectations for the rest of this year? I guess we are sort of looking at potentially at 5 BP, maybe decrease in margin per qtr. from the deposits, from ramping up the deposits. Is that a fair (Indiscernible)? (Ryan Kelley — Friedman, Billings & Ramsey)

Answer:
(William Ryan) I think that’s a fair statement. We don’t know for sure, because we don’t know how successful or unsuccessful we are going to be on the deposit side. But I would like to think that we can hold that 4%. And if we got lucky and things went right, maybe it stays at ‘4.12.’ But if I’m honest with myself, I think if the deposit programs are successful and are aggressive, there’s a good chance that margin comes down by 5 BP or 6 BP each qtr. And I will be happy with that because that means we are getting the deposit growth that will build for the future on the fee income side. So I think your assessment is probably very correct. Speculating today, it’s probably 5 BP a qtr. And if we ended the year with 4% or 5% deposit growth and a 4% margin, I feel like we have done a good job.

Question 11:
You mentioned that you are continuing to hire lenders from competing banks. I just wondered if you could give us a sense of — let’s say over the last two years or so, how many of these folks have you hired? And a while back, you were tracking the deposit and loan growth that you were picking up following the Fleet acquisition. Could give us any more color on kind of where that is today? (Tony Davis — Ryan, Beck & Company)

Answer:
(Jeff Nathanson) In terms of the initiative that we had put together, at the time it was viewed as an 18-month initiative. Through the end of June, we have attracted a little over $440m of new outstandings on the loan side as part of that initiative, all of which contributed to our loan growth, both last year and this year. On the deposit side, it was approx. $400m of new deposits associated and on the fee income side, approx. a little over $4m of new fee income associated with that initiative. So all of which contributed to our earnings growth last year and this year.

Answer:
(William Ryan) I have to tell you, Bank of America has really done a very good job so far in its conversion process. They have done a great job with the Fortune 500 customers. They have done a good job on the retail side with very strong advertising that I am envious of. They have really done a good job on that standpoint. They have not, we don’t think, addressed to the same degree the middle-market commercial customers, and that seems to be our niche. Even with doing a good job, as we have always said, a 5% fallout, which is a tremendous good job for them, is still a lot of billions of dollars of deposits. But I have to give them — I was there giving them a hard time last year. And in all fairness, I have to tell you a year later, I think they have done a better job than I would have expected them to be able to do so far. But with that said, there’s still a lot of deposits out there and people too at the same time looking to be in a different spot.

Question 12:
If you have a number of loan officers added, and then also, just sort of a final point here is on a rate-of-change basis, are things plateauing now, I guess, in terms of unit pick-up? (Tony Davis - Ryan, Beck & Company)

Answer:
(William Ryan) I think things are plateauing in terms of our stealing customers from the Bank of America/Fleet transaction. So I had hoped, to be honest, for probably a bigger number than we have had. The numbers are fairly substantial, though, so I’m not feeling badly. But I think it is plateauing and it will be interesting to see in the next qtr. or two if I am right on that. But our growth rate coming from them

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

seems to be slowing a bit. We have hired in Massachusetts and Connecticut between 20 and 25 lenders in probably the last 15 months. In almost every case, these are very seasoned lenders that have — I’m estimating now — probably 10-15 years of experience lending monies. They have generally come from Fleet, Sovereign, Citizens, Webster, probably in that order. In terms of the number of people, that would be where they have come from. And it’s almost exclusively in Massachusetts and Connecticut. I can only think of one lender — two lenders in New Hampshire, one lender in Maine, and I can’t think of any in Vermont that we have hired. So the bulk of them have come in those markets that we are trying to concentrate on in Mass and Connecticut. We have opened a new loan production office south of Boston, in Braintree. It is totally staffed by people we have acquired from other banks. We opened up a new branch down in New London and that was totally staffed by lenders that we have acquired from other banks. We have acquired a couple of lenders too from People’s Bank in Connecticut, and we had some success there. I think we will continue to have success in hiring lenders in the next year or so, and we do have a lot of resumes on my desk. And in fact, we could have hired many more, but they weren’t great fits and in that they were good people, but they would come in and really — they weren’t in the markets we wanted to be in and so forth etc. So I still have a number of resumes that we are looking at and so I still think we will continue to hire people for the rest of this year.

Question 13:
Have you lost any lenders? So, where have they been? Who has been aggressive in trying to (Indiscernible)? (Jared Shaw — KBW)

Answer:
(William Ryan) We lost a fairly senior lender in Vermont to Citizens Bank, and he came back with us two weeks later. So, we lost him for two weeks, and he read the fine print of the deal and he felt like he wasn’t being told properly, so he is back working for us. We have not lost any lenders to any of our competitors that I can think of in quite a while. We have lost a couple of branch managers, not to our competitors but to smaller savings banks. So, what we have found is we are the training ground for branch managers, and so we have lost a couple of branch managers in Massachusetts to some competing savings banks. I think that is going to continue to happen, but I can’t think of a lender that has left us except the fellow in Vermont. And he’s back, two weeks later.

Question 14:
On the expense side, you had mentioned that there were a few — it sounded like there were nonrecurring expenses associated with the healthcare funding and things like that. Are those nonrecurring or is it just that those were one-time ramp-up, and now we will see growth off of this level in the 0-5% range? (Jared Shaw — KBW)

Answer:
(Steve Boyle) I think there’s probably, on an NR base right now, maybe $1.5m of expenses in 2Q05 that are higher due to timing. The rest of it, I would say, is an increase in our expense base that you would expect to see on a going-forward basis.

Question 15:
So stripping out the nonrecurring mergers’ cost and the intangible amortization, this is probably a good base to look at? (Jared Shaw — KBW)

Answer:
(Steve Boyle) Maybe it’s $1.5m.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

Question 16:
From this point forward, it’s the 0-5% growth on a YoverY basis? (Jared Shaw — KBW)

Answer:
(Steve Boyle) Right, until we add in Hudson United.

Answer:
(William Ryan) That’s exactly the way we are viewing it. Hudson United will come in early next year. So again, you’ll have a qtr. with those acquisition charges in it, but the 0-5% is still what we are shooting for.

Question 17:
If you could just speak just a little bit on the income you got from the derivatives portfolio? Just a little background on that? (Jared Shaw — KBW)

Answer:
(Steve Boyle) If you remember from the last call, what happened was that we had some derivatives on our balance sheet, obviously, they are hedges. They are all intended to be hedges. When we were required to do purchase accounting, part of the FAS 133 rules would require you to re-designate those hedges as of the acquisition date. Since we did not realize that we had to do purchase accounting until after the acquisition date, they were deemed to be speculative. We had a small loss — I think like $6m in 1Q05 related to that. We were able to re-designate when we finally heard back from the SEC in the 2Q05. At the date that we re-designated, we actually had a $14m gain. So, we consider both of those items in both quarters to be non-core. Everything is now being accounted for as hedges, and we shouldn’t see that volatility on a going-forward basis.

Question 18:
In your prepared comments, you were talking about fee growth, fee income growth driven by accounting growth. I think the number you threw out was 70,000 new accounts —. (Jack Micenko - SFG)

Answer:
(William Ryan) That’s right, yes.

Question 19:
Was that on a YtoY basis, or was that for the qtr.? (Jack Micenko — SFG)

Answer:
(William Ryan) That’s just for the qtr.

Question 20:
Is that a net number or —? (Jack Micenko — SFG)

Answer:
(William Ryan) No, that’s a gross number. I don’t have the net number because the net number is always a month behind, but I could tell you our closed accounts are still running below the national averages, although the closed accounts were a little bit higher in 2Q05 than they were in 1Q05. The closed accounts run at a percentage roughly of 14% or 15%, where the avg. for the banking industry is 18-20%.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

Question 21:
Is that all consumer, or is that part commercial, as well? (Jack Micenko — SFG)

Answer:
(William Ryan) It’s part commercial, too. These would be core accounts, so we would count core accounts as being commercial and consumer. But the bulk of the numbers would be consumer accounts, the commercial accounts are probably in the low thousands, where the retail accounts are in the multi-thousands of accounts. So the bulk of it would be free checking accounts done every day out of the branches because of promotions or advertising or incentives. We were advertising these past few months a free cooler with a radio in it if you opened an account at the bank. I had never seen this before, a cooler with a built-in radio into the cooler — kind of a neat thing. It seemed to go over fairly well with the customers as we came into the summer season. So, I think a lot of it came from marketing incentives on the retail side. If you look at the — I don’t have the exact number, if you look at the 70,000 new core accounts, I would think certainly, 50,000-55,000 of those would be retail customers.

Question 22:
Any geographic strength that you picked up from —? (Jack Micenko — SFG)

Answer:
(William Ryan) Yes, it is always — for the last couple of quarters, probably for the last year, a bulk of the new account openings continue to come from Massachusetts and Connecticut, simply because we have a smaller market share in those states and there’s just so many more people to choose from. Those are the states where the conversion from Fleet to Bank of America is obviously the largest. So those combination of events are really driving those states, and I think it will continue in Massachusetts and Connecticut over the next year.

Question 23:
I was just interested to know, given that last night Washington Mutual said they are going to scale back on their branch openings because there is a lot of competition for good locations. I am kind of seeing this translating into maybe there is a lower return on expanding in some of these hotter areas for retail branches. Have you seen anything like that, or are you looking forward at maybe that affecting your expansion strategy in New York? (Thomas McGovern — Lehman Brothers)

Answer:
(William Ryan) I’ve always thought that the companies that were — and I know I’ve said this a couple of times — that rating 200 and 300 branches, I just couldn’t find those locations. So, even though Washington Mutual is scaling back, I think their plans in Greater New York were to add 250 branches. So scaling back from 250 to 100 is still a major growth on the branch side. We will open 5-10 branches a year, and that’s our strategy. I agree with you, the Washington Mutual message that says we can’t find good locations — we’ve seen that for years. If you think about banks there, the banks have been on all the good corners for the last few years. So, any branch expansion that’s substantial is going to force you to have secondary locations. So, we’ve understood that, and we bought into it probably a little bit sooner that Washington Mutual. So we’ll do 5 or 10 branches a year because we can find — we get lucky once in a while and find a good spot. But we are not going to in any way meet the commitments that you hear from WaMu and other players. They are so big that I think they feel like they have to do things in that 200-300 range. But again, I think they are right to say that finding 250 locations in metropolitan New York that are good spots are crazy. So, yes, I don’t think it changes our strategy, and we are not going to let adding branches be a burden on the expense side. If you do 5-10 branches a year, that will not be a burden for us going forward.

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

Question 24:
Do you have a number as far as what the net interest margin was in June? Do you track that? (Chris Chouinard — Morgan Stanley)

Answer:
(Steve Boyle) We do. I don’t know if we always give that out. I think we also had some purchase accounting catch-up type numbers, but it’s probably not meaningful. There wasn’t — I’d say, on a core basis there’s not a real trend within the qtr.

Answer:
(William Ryan) If June was the highest of the qtr., is it going higher? If it’s the lowest in the qtr., is it going lower? I think what we have seen throughout the qtr. is we got to the 4% right after 1Q05 and it has kind of stayed there in a consistent way. So the key now is, if we’re going to be aggressive on the deposit side, is it going to be more than 5 BP in a qtr. or less? I don’t know, to be honest, I think part of it will depend on how successful these programs are.

Question 25:
On the loan side, the balance — on an avg.-balance basis, the balances of residential mortgages were off a little bit, but they are still fairly elevated due to BostonFed. Should we expect you to be sort of running those down? (Chris Chouinard — Morgan Stanley)

Answer:
(Steve Boyle) I think those will just go down with normal prepayments. We are not adding a lot to the — basically, we’re holding the ARM production, and we are selling the fixed-rate production, which is, I think, probably about ‘50/50’ right now. So I would expect to see a modest runoff over time.

Answer:
(William Ryan) I don’t see that changing. I think Steve is right on, that every qtr., the mortgage balances should continue to go down, not a lot but they’ll continue to go down because it’s just not a business we want to keep those loans right now. Maybe at some point we will, but it certainly isn’t in this interest rate environment of our interest.

Question 26:
You talked about, directionally, mortgage banking being up this qtr. Could you give us the actual numbers for maybe this qtr. and last qtr. for mortgage banking fees, as well as for call revenue? (Chris Chouinard — Morgan Stanley)

Answer:
(Peter Verrill) The mortgage banking income this qtr. was about $2m. And I don’t have the numbers right in front of me, but typically the numbers over the last several quarters have been running somewhere under $1m. As you know, mortgage banking is not a significant line of business for us. And this qtr., we just seemed to have a party good qtr., so I don’t —.

Answer:
(Steve Boyle) I’ve got them here. It is $2.3m in 2Q05, $1.3m in 1Q05 and $300,000 for 2Q04.

Question 27:
And on the call revenue side? (Chris Chouinard — Morgan Stanley)

Answer:

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EDITED BRIEF

Jul. 21. 2005 / 10:30AM, BNK — Q2 2005 TD Banknorth Inc. Earnings Conference Call Brief

(Peter Verrill) That was about a little over $1m this qtr., about $1.3m I think.

     Answer:
(Steve Boyle) Yes. It was $1m this qtr., $3m last qtr. and $2.3m in 2Q04.

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